Filed by The Drilling Company of 1972 A/S pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Noble Corporation
(Commission File No.: 001-36211)

The Drilling Company of 1972 A/S

Commission File No. for Registration

Statement on Form S-4: 333-261780

December 20, 2021

COMPANY ANNOUNCEMENT
No. 18/2021

Copenhagen, 20 December 2021

Maersk Drilling releases Q3 2021 financial information

In accordance with the business combination agreement between The Drilling Company of 1972 A/S (“Maersk Drilling”) and Noble Corporation (“Noble”) announced on 10 November 2021, Noble has today filed a registration statement on Form S-4 with the United States Securities and Exchange Commission.

The registration statement includes Maersk Drilling’s unaudited interim consolidated financial statements as of and for the nine months ended 30 September 2021 prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The unaudited interim consolidated financial statements are also made available at Maersk Drilling’s Investor Relations site.

For the sake of completeness, it is noted that the unaudited interim consolidated financial statements do not constitute an interim financial report. Reference is made to Maersk Drilling’s Q3 2021 Trading Statement published on 3 November 2021.

For further information, please contact:

Michael Harboe-Jørgensen

Head of Investor Relations

+45 23 28 57 33

Michael.Harboe-Jorgensen@maerskdrilling.com

Kristoffer Apollo

Head of Media Relations

+45 27 90 31 02

Kristoffer.Apollo@maerskdrilling.com

The Drilling Company of 1972 A/S

Lyngby Hovedgade 85	Company registration no. 40404716
2800 Kongens Lyngby	ISIN: DK0061135753
Denmark	Ticker: DRLCO	www.maerskdrilling.com

Important Disclaimers

Forward Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws (including Section 27A of the United States Securities Act of 1933, as amended, the “Securities Act”) with respect to the proposed transaction between Noble and Maersk Drilling, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products and services offered by Noble and Maersk Drilling and the markets in which they operate, and Noble’s and Maersk Drilling’s projected future financial and operating results. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by Noble and its management, and Maersk Drilling and its management, as the case may be. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Noble’s and Maersk Drilling’s securities, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the shareholders of Noble, the acceptance of the proposed exchange offer by the requisite number of Maersk Drilling shareholders and the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (iv) the effects of public health threats, pandemics and epidemics, such as the ongoing outbreak of COVID-19, and the adverse impact thereof on Noble’s or Maersk Drilling’s business, financial condition and results of operations, (v) the effect of the announcement or pendency of the transaction on Noble’s or Maersk Drilling’s business relationships, performance, and business generally, (vi) risks that the proposed transaction disrupt current plans of Noble or Maersk Drilling and potential difficulties in Noble’s or Maersk Drilling’s employee retention as a result of the proposed transaction, (vii) the outcome of any legal proceedings that may be instituted against Noble or Maersk Drilling related to the business combination agreement or the proposed transaction, (viii) the ability to list the ordinary shares issued by the new parent entity, Noble Finco Limited (“Topco”) as consideration on the New York Stock Exchange or Nasdaq Copenhagen, (ix) volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive markets in which Topco plans to operate, variations in performance across competitors, changes in laws and regulations affecting Topco’s business and changes in the combined capital structure, (x) the effects of actions by, or disputes among OPEC+ members with respect to production levels or other matters related to the price of oil, market conditions, factors affecting the level of activity in the oil and gas industry, and supply and demand of jackup rigs, (xi) factors affecting the duration of contracts, the actual amount of downtime, (xii) factors that reduce applicable dayrates, operating hazards and delays, (xiii) risks associated with operations outside the US, actions by regulatory authorities, credit rating agencies, customers, joint venture partners, contractors, lenders and other third parties, legislation and regulations affecting drilling operations, compliance with regulatory requirements, violations of anti-corruption laws, shipyard risk and timing, delays in mobilization of jackup rigs, hurricanes and other weather conditions, and the future price of oil and gas, (xiv) the ability to implement business plans, forecasts, and other expectations (including with respect to synergies and financial and operational metrics, such as EBITDA and free cash flow) after the completion of the proposed transaction, and to identify and realize additional opportunities, (xv) the failure to realize anticipated benefits of the proposed transaction, (xvi) risks related to the ability to correctly estimate operating expenses and expenses associated with the transaction, (xvii) risks related to the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, (xviii) the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, (xix) changes in law or regulations affecting Noble, Maersk Drilling or the combined company, (xx) international, national or local economic, social or political conditions that could adversely affect the companies and their business, (xxi) conditions in the credit markets that may negatively affect the companies and their business, and (xxii) risks associated with assumptions that parties make in connection with the parties’ critical accounting estimates and other judgements. The foregoing list of factors is not exhaustive. There can be no assurance that the future developments affecting Noble, Maersk Drilling or any successor entity of the transaction will be those that Noble and Maersk Drilling have anticipated.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Noble’s or Maersk Drilling’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements or from our historical experience and our present expectations or projects. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Noble’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by Noble with the SEC and those described in Maersk Drilling’s annual reports, relevant reports and other documents published from time to time by Maersk Drilling. Noble and Maersk Drilling wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Except as required by law, Noble and Maersk Drilling are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed business combination, on 20 December 2021, Topco filed with the SEC a Registration Statement on Form S-4 that includes (1) a preliminary proxy statement of Noble that also constitutes a preliminary prospectus for Topco and (2) a preliminary offering prospectus of Topco to be used in connection with Topco’s offer to exchange shares in Maersk Drilling for Topco Shares once the registration statement has become effective and the proxy statement/prospectus and the offering prospectus are in definitive form. When available, Noble will mail the definitive proxy statement/prospectus to its shareholders in connection with the vote to approve the merger of Noble and a wholly-owned subsidiary of Topco, and Topco will distribute the definitive offering prospectus in connection with the exchange offer. Should Maersk Drilling and Noble proceed with the proposed transaction, Maersk Drilling and Noble also expect that Topco will file an offer document with the Danish Financial Supervisory Authority (Finanstilsynet). This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFERING DOCUMENT RELATING TO THE PROPOSED BUSINESS COMBINATION, AND ANY OTHER DOCUMENTS FILED BY EACH OF TOPCO AND NOBLE WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN, IN

THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOPCO, MAERSK DRILLING AND NOBLE, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS.

Investors and shareholders can obtain free copies of the proxy statement/prospectus and all other documents filed with the SEC by Topco and Noble through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders are able to obtain free copies of the proxy statement/prospectus and other documents related thereto on Maersk Drilling’s website at www.maerskdrilling.com or on Noble’s website at www.noblecorp.com, or by written request to Noble at Noble Corporation, Attn: Richard B. Barker, 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478.

Participants in the Solicitation

Maersk Drilling, Noble and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the shareholders of Maersk Drilling and Noble, respectively, in connection with the proposed transaction. Shareholders may obtain information regarding the names, affiliations and interests of Noble’s directors and officers in Noble’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 12, 2021, as amended on April 16, 2021. To the extent the holdings of Noble’s securities by Noble’s directors and executive officers have changed since the amounts set forth in such annual report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the names, affiliations and interests of Maersk Drilling’s directors and officers is contained in Maersk Drilling’s Annual Report for the fiscal year ended December 31, 2020 and can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such individuals in the proposed business combination are contained in the preliminary proxy statement/prospectus and will be included in the definitive proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction, in each case, in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European or UK, as appropriate, regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including, without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.